

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to _______________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC CORPORATION
THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

UNION PACIFIC CORPORATION THRIFT PLAN

Date 6-27-2013 **By** 

June 27, 2013

Elroy J. Schroer, Vice President – Human Resources, Union Pacific Railroad

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-132324, Registration Statement No. 333-105714, Registration Statement No. 33-49849, Registration Statement No. 33-12513, and Registration Statement No. 33-170209 of Union Pacific Corporation on Form S-8 of our report dated June 20, 2013, relating to the financial statements and financial statement schedules of the Union Pacific Corporation Thrift Plan, appearing in this Annual Report on Form 11-K of Union Pacific Corporation Thrift Plan for the year ended December 31, 2012.

Deloitte & Touche LLP

Omaha, Nebraska
June 27, 2013

Union Pacific Corporation Thrift Plan

Employer ID No: 13-2626465
Plan Number: 004

Financial Statements as of and for the
Years Ended December 31, 2012 and 2011,
Supplemental Schedules as of and for the
Year Ended December 31, 2012, and Report of
Independent Registered Public Accounting Firm

UNION PACIFIC CORPORATION THRIFT PLAN

TABLE OF CONTENTS

NOTE: Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of
Union Pacific Corporation Thrift Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Corporation Thrift Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 27, 2013

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:		
Investments at fair value (Note 3):		
Plan interest in Master Trust (Notes 2 and 4)	$1,382,353,864	$1,261,457,799
Receivables:		
Notes receivable from participants	15,833,841	15,574,510
Contributions receivable from participants	12,929	-
Contributions receivable from employer	4,188	-
Total receivables	15,850,959	15,574,510
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	1,398,204,823	1,277,032,309
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Notes 2 and 4)	(13,830,592)	(13,176,989)
NET ASSETS AVAILABLE FOR BENEFITS	$1,384,374,231	$1,263,855,320

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Plan interest in Master Trust investment income (Note 4):		
Net appreciation in fair value of investments	$ 125,775,297	$ 21,163,853
Interest and dividends	32,032,467	28,502,973
Net investment income	157,807,764	49,666,826
Interest income on notes receivable from participants	530,143	592,082
Contributions:		
Participant contributions	48,118,107	45,347,872
Employer contributions	14,639,832	13,731,843
Total contributions	62,757,939	59,079,715
Other	31,958	93,950
Total additions	221,127,804	109,432,573
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	100,259,633	110,889,424
Other	349,260	329,848
Total deductions	100,608,893	111,219,272
NET INCREASE (DECREASE) IN NET ASSETS	120,518,911	(1,786,699)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,263,855,320	1,265,642,019
End of year	$1,384,374,231	$1,263,855,320

See notes to financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Corporation Thrift Plan (the "Plan") is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by Union Pacific Corporation (the "Corporation") covering nonagreement employees of the Corporation and its subsidiaries. Vanguard Fiduciary Trust Company ("VFTC") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — Each year, participants may contribute 2% to 75% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the "Code"). Effective January 1, 2012, a participant may designate all or a portion of his/her pre-tax contribution as a Roth contribution. Participants may also contribute 2% to 75%, of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 75% of eligible compensation. Employees who are hired or rehired on or after October 1, 2008, and who are eligible to participate in the Plan will automatically become Participants. These employees are treated as having elected to contribute 6% of their eligible compensation on a salary deferral basis subject to limitations specified in the Code, unless they affirmatively elect otherwise. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Prior to 1987, the Plan provided for payroll-based and tax reduction act employee stock ownership plan contributions (PAYSOP/TRASOP). The Corporation contributes to the Plan on behalf of each participant contributing to the Plan an amount equal to 50% of the participant's pre-tax, designated Roth, and after-tax contributions, with such Corporation contribution limited to 3% of the participant's eligible compensation. Participants may direct the investment of all contributions into various investment options offered by the Plan, or may elect to participate in the Vanguard Advisors Managed Account Program ("Managed Account Program"). The Managed Account Program is a program in which certain participants may delegate on-going, discretionary investment management decisions with respect to their account to Vanguard Advisors, Inc. If a participant does not provide investment direction with respect to contributions made to their account, such contributions are invested in a default investment option designated under the Plan.

Loans to Participants — Participants are eligible to take a loan from their fund accounts, subject to the following limits. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance (excluding PAYSOP/TRASOP balances) or (b) $50,000, taking into consideration additional loan balances under the Plan and any other qualified plan maintained by the Corporation or its subsidiaries. As the loan is repaid, all principal and interest payments will be credited to the participant's fund accounts, excluding PAYSOP/TRASOP balances, in the same proportions as the contributions then being made on behalf of the participant. If no contributions are then being made, the loan repayments will be invested in accordance with the participant's applicable investment election. Participant loans, which are secured by the participant's individual account balance, bear a fixed rate of interest set by the Plan Administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding five years, except loans relating to a principal residence, in which case the term of the loan shall not exceed 15 years. As of December 31, 2012, participant loans have maturities through 2027 at interest rates ranging from 3.25% to 9.5%.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, employer-matching contributions, and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Following a participant's termination of employment, a distribution of benefits will be made upon request as a lump-sum payment only. Distributions from the PAYSOP/TRASOP account and the portion of their account invested in the Union Pacific Common Stock Fund are distributed in cash unless shares of stock are elected at the time of distribution. In-kind distributions are lump sum and any fractional shares are distributed in cash. If a participant does not request a distribution at termination of employment, the account will be deferred until the date the participant attains the participant's required beginning date, as defined, or the participant's death. If the participant remains employed with the Corporation after attaining age 70 1/2, their amount may remain in the Plan until April 1st of the year following the year in which they terminate employment. A required minimum distribution option is available at age 70 1/2. A participant who terminated employment may receive their account sooner if they desire.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals on and after age 59 1/2 may be made by a participant from their account in accordance with the Plan's provisions.

Plan Administration — The Plan is administered by the Senior Vice President, Human Resources of the Corporation and, effective March 1, 2013, is administered by the Vice President, Human Resources of Union Pacific Railroad Company. Investment management fees for the Plan's investment options and participant recordkeeping fees are netted against investment earnings. Generally, administrative expenses of the Plan, other than recordkeeping expenses, are paid by the Corporation, but the Plan's Named Fiduciary-Plan Investments, the Corporation personnel responsible for making investment decisions related to the Plan, may elect to pay Plan expenses from Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

In accordance with GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2012 and 2011.

New Accounting Standards —

ASU No. 2011-04 — The financial statements reflect the prospective adoption of Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends Accounting Standards Codification (ASC) 820, as of the beginning of the year ended December 31, 2012 (see Note 4). ASU 2011-04 is effective for financial statements issued for fiscal years beginning after December 15, 2011, and expands certain disclosures about fair value measurement. The ASU requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. It provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The effect of the adoption of ASU 2011-04 had no impact on the Plan's statement of net assets available for benefits and statement of changes in net assets available for benefits.

3. FAIR VALUE MEASUREMENTS

ASC 820 established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual Funds (Including the Domestic Stock Funds, International Stock Fund, Balanced Funds, and Bond Fund) — The shares of mutual funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Master Trust at year-end, and are classified as Level 1 investments.

Guaranteed Investment Contracts (GICs) (Including the Union Pacific Fixed Income Fund) — These contracts are valued at fair value and adjusted to contract value in accordance with GAAP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that affect the ability to collect the full contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. GICs are classified as Level 2 investments.

Employer Stock Funds — These funds are invested exclusively in common stock issued by Union Pacific Corporation along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer stock funds are classified as Level 2 investments.

Money Market Fund — The money market fund is valued at quoted market price in an exchange and active market, which represents the net asset values of shares held by the Master Trust at year end, and is classified as a Level 1 investment.

A summary of the Master Trust and other investment assets measured at fair value on a recurring basis set forth by level within the fair value hierarchy as of December 31, 2012 and 2011, is presented in the following tables:

	December 31, 2012			
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — employer stock funds	$ -	$ 507,472,638	$ -	$ 507,472,638
Domestic stock funds:				
500 Index Fund	314,031,762	-	-	314,031,762
U.S. Growth Index Fund	96,836,906	-	-	96,836,906
Morgan Growth Fund	21,463,703	-	-	21,463,703
Windsor Fund	14,813,835	-	-	14,813,835
Windsor II Fund	77,864,811	-	-	77,864,811
Small-Cap Index Fund	79,754,302	-	-	79,754,302
Mid-Cap Index Fund	92,495,821	-	-	92,495,821
Total Stock Market Index Fund	54,042,788	-	-	54,042,788
Total domestic stock funds	751,303,928	-	-	751,303,928
International stock fund — International Growth Fund	165,899,707	-	-	165,899,707
Balanced funds:				
Wellington Fund	288,573,470	-	-	288,573,470
Target Retirement Income Fund	16,159,297	-	-	16,159,297
Target Retirement 2010 Fund	11,200,626	-	-	11,200,626
Target Retirement 2015 Fund	49,257,872	-	-	49,257,872
Target Retirement 2020 Fund	57,651,078	-	-	57,651,078
Target Retirement 2025 Fund	31,295,013	-	-	31,295,013
Target Retirement 2030 Fund	21,277,109	-	-	21,277,109
Target Retirement 2035 Fund	22,706,683	-	-	22,706,683
Target Retirement 2040 Fund	17,694,139	-	-	17,694,139
Target Retirement 2045 Fund	14,460,223	-	-	14,460,223
Target Retirement 2050 Fund	7,857,488	-	-	7,857,488
Target Retirement 2055 Fund	1,598,553	-	-	1,598,553
Target Retirement 2060 Fund	81,620	-	-	81,620
Total balanced funds	539,813,171	-	-	539,813,171
Fixed Income Fund — Union Pacific Fixed Income Fund	-	474,699,252	-	474,699,252
Bond Fund — Total Bond Market Index	209,715,465	-	-	209,715,465
Money Market Fund — Prime Money Market Fund	65,217,106	-	-	65,217,106
Total Master Trust assets	$ 1,731,949,377	$ 982,171,890	$ -	$ 2,714,121,267

	December 31, 2011			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — employer stock funds	$ -	$456,106,808	$ -	$ 456,106,808
Domestic stock funds:				
500 Index Fund	294,122,979	-	-	294,122,979
U.S. Growth Index Fund	83,457,088	-	-	83,457,088
Morgan Growth Fund	17,829,224	-	-	17,829,224
Windsor Fund	15,008,658	-	-	15,008,658
Windsor II Fund	69,017,279	-	-	69,017,279
Small-Cap Index Fund	76,383,518	-	-	76,383,518
Mid-Cap Index Fund	90,850,813	-	-	90,850,813
Total Stock Market Index Fund	45,528,787	-	-	45,528,787
Total domestic stock funds	692,198,346	-	-	692,198,346
International stock fund — International Growth Fund	143,468,159	-	-	143,468,159
Balanced funds:				
Wellington Fund	267,419,100	-	-	267,419,100
Target Retirement Income Fund	8,124,607	-	-	8,124,607
Target Retirement 2005 Fund	3,253,235	-	-	3,253,235
Target Retirement 2010 Fund	13,575,204	-	-	13,575,204
Target Retirement 2015 Fund	45,606,615	-	-	45,606,615
Target Retirement 2020 Fund	48,170,376	-	-	48,170,376
Target Retirement 2025 Fund	25,038,970	-	-	25,038,970
Target Retirement 2030 Fund	15,875,572	-	-	15,875,572
Target Retirement 2035 Fund	16,361,866	-	-	16,361,866
Target Retirement 2040 Fund	12,535,251	-	-	12,535,251
Target Retirement 2045 Fund	9,782,858	-	-	9,782,858
Target Retirement 2050 Fund	4,744,060	-	-	4,744,060
Target Retirement 2055 Fund	503,254	-	-	503,254
Total balanced funds	470,990,968	-	-	470,990,968
Fixed Income Fund — Union Pacific Fixed Income Fund	-	465,018,013	-	465,018,013
Bond Fund — Total Bond Market Index	189,867,175	-	-	189,867,175
Money Market Fund — Prime Money Market Fund	67,881,226	-	-	67,881,226
Total Master Trust assets	$1,564,405,874	$921,124,821	$ -	$2,485,530,695

Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan's policy is to recognize transfers between the levels at the actual date of the event.

The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no transfers in or out of Levels 1, 2, or 3.

4. MASTER TRUST

At December 31, 2012 and 2011, the Plan participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan's interest in the Master Trust, as a percentage of net assets held by the Master Trust, as of December 31, 2012 and 2011, is presented in the following tables:

Master Trust	**2012**	**2011**
Investments at fair value as determined by quoted market price:		
Mutual funds	$ 1,666,732,271	$ 1,496,524,648
Money market fund	65,217,106	67,881,226
	1,731,949,377	1,564,405,874
Investments at estimated fair value:		
Employer stock funds	507,472,638	456,106,808
Guaranteed investment contracts	474,699,252	465,018,013
	982,171,890	921,124,821
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(22,564,891)	(21,481,104)
Investments in Master Trust	$2,691,556,376	$2,464,049,591
Plan's portion of investments	$ 1,368,523,272	$ 1,248,280,810
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	13,830,592	13,176,989
Plan's portion of investments before adjustment	$ 1,382,353,864	$ 1,261,457,799
Portion allocated to the Plan	50.85 %	50.66 %

Investment income (loss) for the Master Trust for the years ended December 31, 2012 and 2011, is as follows:

	2012	2011
Net appreciation (depreciation) in fair value of investments:		
Common stock — employer stock funds	$ 83,059,841	$ 59,104,221
Domestic stock funds:		
500 Index Fund	39,003,168	402,612
Growth Index Fund	12,939,915	516,084
Morgan Growth Fund	2,408,258	(769,574)
Windsor Fund	2,574,989	(822,918)
Windsor II Fund	9,659,057	341,897
Small-Cap Index Fund	11,947,807	(2,804,888)
Mid-Cap Index Fund	12,504,140	(3,104,856)
Total Stock Market Index Fund	6,363,838	(283,361)
Total domestic stock funds	97,401,172	(6,525,004)
International stock fund — International Growth Fund	24,990,126	(25,749,593)
Balanced funds:		
Wellington Fund	21,254,164	2,321,899
Target Retirement Income Fund	616,899	144,041
Target Retirement 2005 Fund	95,518	88,184
Target Retirement 2010 Fund	966,932	211,893
Target Retirement 2015 Fund	3,872,477	(492,045)
Target Retirement 2020 Fund	4,978,765	(938,267)
Target Retirement 2025 Fund	2,785,619	(767,176)
Target Retirement 2030 Fund	1,939,173	(564,173)
Target Retirement 2035 Fund	2,218,435	(768,365)
Target Retirement 2040 Fund	1,754,695	(596,488)
Target Retirement 2045 Fund	1,378,308	(460,150)
Target Retirement 2050 Fund	695,505	(225,444)
Target Retirement 2055 Fund	105,617	(25,023)
Target Retirement 2060 Fund	4,738	-
Total balanced funds	42,666,845	(2,071,114)
Bond fund — total bond market index	1,424,377	6,545,794
Total appreciation in fair value of investments	249,542,361	31,304,304
Interest and dividends	62,668,025	55,278,124
Total investment income of Master Trust	$312,210,386	$ 86,582,428
Plan's portion of Master Trust investment income	$157,807,764	$ 49,666,826

While the Plan participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides a stable value investment option (the Union Pacific Fixed Income Fund) to participants that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

Average yields:		
Based on annualized earnings	2.61%	3.01 %
Based on range of interest rate credited to participants	2.24%–3.71 %	2.29%–3.83 %

The Plan's investments, which represented 5% or more of the Plan's net assets available for benefits as of December 31, 2012 and 2011, are as follows:

	2012	2011
Vanguard International Growth Fund	$ 80,883,257	$ 69,258,401
Vanguard 500 Index Fund Signal Shares	135,712,875	125,557,686
Vanguard Total Bond Market Index Fund Signal Shares	98,703,287	86,856,711
Vanguard Wellington Fund	123,462,433	114,081,860
Union Pacific Common Stock Fund	258,425,626	236,734,573
Union Pacific Fixed Income Fund	277,124,572	272,075,442

The Master Trust's investments, which represented 5% or more of the Master Trust's net assets as of December 31, 2012 and 2011, are as follows:

	2012	2011
Vanguard International Growth Fund	$ 165,899,707	$ 143,468,159
Vanguard 500 Index Fund Signal Shares	314,031,762	294,122,979
Vanguard Total Bond Market Index Fund Signal Shares	209,715,465	189,867,175
Vanguard Wellington Fund	288,573,470	267,419,100
Union Pacific Common Stock Fund	507,472,638	456,106,808
Union Pacific Fixed Income Fund	474,699,252	465,018,013

5. TAX STATUS

The Plan obtained a tax determination letter dated April 24, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management believes that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and was under an IRS examination of the 2009 Plan year which began in June 2011. The IRS closed its examination in May 2013. The Plan administrator believes the Plan and related Master Trust are no longer subject to income tax examinations for years prior to 2009.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan, at any time, to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remain for the exclusive benefit of the Plan's participants and beneficiaries. The Corporation may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2012 and 2011, the Plan's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $104,052,058 and $100,184,712, respectively. During the years ended December 31, 2012 and 2011, the Plan recorded dividend income of $5,948,037 and $4,559,386, respectively.

The Master Trust also invests in various funds managed by VFTC. VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8. PROHIBITED TRANSACTIONS

In 2011 and 2012, there was inadvertent use of Plan assets by Union Pacific Railroad Company (the "Railroad"), a related party, due to administrative error which violated IRC Section 4975(c)(1)(B). Participant withholdings and loan repayments were not timely deposited with the Plan trustee. Therefore, the transactions constituted an extension of credit from the Plan to the Railroad. The Railroad repaid the withholdings and lost earnings in 2012 and 2013.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011, is as follows:

	2012	2011
Net assets available for benefits per the financial statements	$ 1,384,374,231	$ 1,263,855,320
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	13,830,592	13,176,989
Deemed distributions of participant loans	(21,679)	(143,676)
Net assets available for benefits per the Form 5500 — at fair value	$ 1,398,183,144	$ 1,276,888,633

A reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011, is as follows:

	2012	2011
Net increase (decrease) in net assets at contract value	$ 120,518,911	$ (1,786,699)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	653,603	2,111,851
Change in deemed distributions of participant loans	121,997	(16,617)
Net increase in net assets per Form 5500 — at fair value	$ 121,294,511	$ 308,535

* * * * * *

SUPPLEMENTAL SCHEDULES

UNION PACIFIC CORPORATION THRIFT PLAN

Employer ID No: 13-2626465
Plan No: 004

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

	Total that Constitutes Nonexempt Prohibited Transactions			
Participant Contributions Transferred Late to the Plan	**Contributions Not Corrected**	**Contributions Corrected Outside VFCP**	**Contributions Pending Correction in VFCP**	**Total Fully Corrected under VFCP and PTE 2002-51**
Check here if late participant loan contributions are included	$ -	$143.15	$ -	$ -

See accompanying independent auditors' report

UNION PACIFIC CORPORATION THRIFT PLAN

Employer ID No: 13-2626465
Plan No: 004

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

	Column B	Column C	Column E
	Identity of Issue or Borrower, Lessor, or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par, or Maturity Value	Current Value
*	Participant loans	Interest rates of 3.25% to 9.5%, maturity dates of 2013 to 2027	$ 15,833,841

* Represents a party in interest.